Exhibit 99.1

LinkedIn Post by Menarini Group

MENARINI Group

Menarini Group today announced a definitive agreement under which it will acquire Stemline Therapeutics, a commercial-stage biopharmaceutical company focused on the development and commercialization of novel oncology therapeutics. Elcin Barker Ergun, CEO of Menarini Group, commented, “Stemline is an excellent fit for Menarini, enabling us to expand our presence in the U.S. with an established biopharmaceutical company focused on developing oncology therapeutics. Through this acquisition, we will continue to strengthen our portfolio and pipeline of oncology assets and deliver novel therapies around the world.” Please find our press release here. https://bit.ly/2YAjcum #menarini #oncology